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                                                                    Exhibit 99.2

                   [LETTERHEAD OF BEAR, STEARNS & CO. INC.]

July 23, 1999



Shire Pharmaceuticals Group plc
East Anton Andover
Hampshire
SP10 5RG
United Kingdom

          Attention:  Board of Directors

Gentlemen:

We understand that Shire Pharmaceuticals Group plc ("Shire") and Roberts Pharmaceutical Corporation ("Roberts") are considering a transaction pursuant to which a newly-formed wholly-owned subsidiary of Shire ("Acquisition Sub") would be merged with and into Roberts in a stock-for-stock exchange (the "Merger"). Pursuant to the Merger, each outstanding share of common stock of Roberts would be converted into the right to receive 3.4122 shares (the "Exchange Ratio") of Shire Ordinary Shares of common stock (the "Merger Consideration"). We understand that, unless the holders (the "Holders") of Roberts common stock otherwise elect, Shire will provide Holders with one-third of a Shire American Depository Share ("Shire ADS") for each Shire Ordinary Share such Holder would be entitled to receive pursuant to the Exchange Ratio. The Exchange Ratio shall be subject to adjustment as follows: i) if the Shire ADS price (which shall be determined based on the average of the last reported sale price per Shire ADS on the NASDAQ National Market over the fifteen consecutive trading days ending on the third trading day immediately preceding the consummation of the Merger) is less than $21.09, the Exchange Ratio will be fixed at 3.8407; ii) if the Shire ADS price is between $21.09 and $23.73, the Exchange Ratio will be determined by dividing $27.00 by one-third of the Shire ADS price; iii) if the Shire ADS price is between $23.73 and $29.01, the Exchange Ratio will be fixed at 3.4122; iv) if the Shire ADS price is between $29.01 and $31.65, the Exchange Ratio will be determined by dividing $33.00 by one-third of the Shire ADS price; and v) if the Shire ADS price is greater than $31.65, the Exchange Ratio will be fixed at
3.1280. If Roberts terminates the Merger for certain reasons, Shire will be entitled to (i) receive a termination fee of $30 million from Roberts, and (ii) exercise an option to purchase up to 6,345,926 newly-issued shares of Roberts common stock at a price of $30.00 per share in accordance with the terms of an Option Agreement (the "Option Agreement") to be entered
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Shire Pharmeceuticals Group plc
July 23, 1999
Page 2


into by Shire and Roberts. If Shire terminates the Merger for certain reasons, Roberts shall be entitled to receive a termination fee of $30 million from Shire.

You have provided us with a draft of the Agreement and Plan of Merger (the "Agreement") and a draft of the Option Agreement both dated July 23, 1999. We understand that in conjunction with the Merger, Shire will be adopting U.S. Generally Accepted Accounting Principles ("U.S. GAAP") as its primary accounting standard. We further understand that the Merger will be accounted for under U.S. GAAP as a pooling of interest.

You have asked us to render our opinion as to whether the "Exchange Ratio" is fair, from a financial point of view, to Shire.

In the course of our analyses for rendering this opinion, we have:

     1. reviewed a July 23, 1999 draft of the Agreement and a July 23, 1999 draft of the Option Agreement;

     2. reviewed Roberts' Annual Reports to Shareholders and Annual Reports on Form 10-K for the fiscal years ended December 31, 1997 and 1998, and its Quarterly Report on Form 10-Q for the period ended March 31, 1999;

     3. reviewed certain operating and financial information, including projections, provided to us by Roberts' management relating to Roberts' business and prospects;

     4. met with certain members of Roberts' senior management to discuss its operations, historical financial statements and future prospects;

     5. reviewed Shire's Transition Report and Accounts on Form 20-F for the six months ended December 31, 1997, its Annual Report and Accounts on Form 20-F for the fiscal year ended December 31, 1998, and its interim results for the three months ended March 31, 1999;

     6. reviewed certain operating and financial information, including Wall Street equity research analyst projections that were adjusted by the senior management of Shire (the "Adjusted Shire Analyst Projections"), relating to Shire's business and prospects;

     7. met with certain members of Shire's senior management to discuss its operations, historical financial statements and future prospects;

     8. reviewed analyses provided to us by Shire's management relating to the anticipated financial performance of Roberts subsequent to the Merger;
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Shire Pharmeceuticals Group plc
July 23, 1999
Page 3


     9. reviewed certain estimates of cost savings and other combination benefits expected to result from the Merger, prepared and provided to us by the senior management of Shire;

     10. reviewed the historical prices and trading volumes of the common stock of Shire and Roberts;

     11. reviewed publicly available financial data, stock market performance data and valuation parameters of companies which we deemed generally comparable to Shire and Roberts;

     12. reviewed the terms of recent acquisitions of companies which we deemed generally comparable to Roberts; and

     13. conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

In the course of our review, we have relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information, including without limitation the Adjusted Shire Analyst Projections and the projections (in the case of Roberts), provided to us by Shire and Roberts. With respect to Shire's and Roberts' projected financial results and potential synergies that could be achieved upon consummation of the Merger, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior managements of Shire and Roberts as to the expected future performance of Shire and Roberts, respectively. We have not assumed any responsibility for the independent verification of any such information or of the projections provided to us and we have further relied upon the assurances of the senior managements of Shire and Roberts that they are unaware of any facts that would make the information or projections provided to us incomplete or misleading. In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities of Shire and Roberts, nor have we been furnished with any such appraisals. Our opinion is necessarily based on economic, market and other conditions, and the information made available to us, as of the date hereof. We have assumed that the Merger (i) will qualify as a tax-free "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended and (ii) will be accounted for as a pooling of interests under U.S. GAAP.

We do not express any opinion as to the price or range of prices at which the Ordinary Shares or ADSs of Shire may trade subsequent to the consummation of the Merger.


We have acted as a financial advisor to Shire in connection with the Merger and will receive a fee for such services.
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Shire Pharmeceuticals Group plc
July 23, 1999
Page 4


Bear Stearns acted as lead managing underwriter on Shire's public offering of Shire ADS's in March 1998. In the ordinary course of business, Bear Stearns may actively trade the equity securities of Shire and Roberts for its own account and for the account of its customers and, accordingly, may at any time hold a long or short position in such securities.

It is understood that this letter is intended for the benefit and use of the Board of Directors of Shire and does not constitute a recommendation to the Board of Directors of Shire or any holders of Shire's Ordinary Shares as to how to vote in connection with the Merger. This opinion does not address Shire's underlying business decision to pursue the Merger. This letter is not to be used for any other purpose, or reproduced, disseminated, quoted or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any proxy statement / prospectus to be distributed to holders of Shire Ordinary Shares or ADSs or Roberts Common Stock in connection with the Merger.

Based on and subject to the foregoing, it is our opinion that the Exchange Ratio is fair, from a financial point of view, to Shire.


Very truly yours,

BEAR, STEARNS & CO. INC.


By: /s/ Steven R. Drank
    ------------------------
    Senior Managing Director